

05008941

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Adcorp Ventures

*CURRENT ADDRESS

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1824

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/14/05



2004 ANNUAL REPORT

Exploration and Development of
Mineral Properties Worldwide



REDCORP

Redcorp made significant progress on several fronts in 2004. Redcorp's subsidiary, Redfern Resources Ltd., conducted a major exploration and resource definition drilling program at the Tulsequah project, an advanced base and precious metal massive sulphide property in northwest BC. As a result of this work an independent resource estimate was completed in early 2005, bringing the project into conformance with the reporting standards of National Instrument 43-101 and setting the stage for completion of an updated feasibility study.

In November Redcorp acquired a base and precious metal massive sulphide property in Portugal with very significant mineralized drill intersections which require follow-up exploration. The Lagoa Salgada project covers a 415 km^2 area of the Iberian Pyrite Belt, a geological formation which has been an active mining district for over two thousand years and hosts the largest known concentration of volcanogenic massive sulphide deposits in the world.


Redcorp Projects
Tulsequah
Hawk
Lagoa Salgada

Highlights

- **Major drilling program at Tulsequah defined new resource estimate compliant with National Instrument 43-101**
- **Financings to fund project development were completed to net $8.14 million**
- **Supreme Court of Canada decision conclusively determined that First Nations consultation for Tulsequah was conducted appropriately and adequately.**
- **Acquisition made of significant base and precious metal massive sulphide project at Lagoa Salgada, Portugal**

2005 Objectives

- **Tulsequah Project:**
  - **Complete Feasibility Study update**
  - **Acquire federal environmental assessment authorization and proceed with acquisition of operating permits**
  - **Establish financing and development plan**
  - **Continue resource definition and exploration to expand resources**
- **Portugal:**
  - **Initiate first phase of exploration on targets at the Lagoa Salgada Project to define significant mineralized zones**
- **Secure JV partner for Hawk project**
- **Evaluate opportunities for additional quality project acquisition**

PRESIDENT'S LETTER

Redcorp experienced a dramatic surge in activity in 2004, primarily related to a major exploration and infill drilling campaign at the Tulsequah Project, owned by subsidiary Redfern Resources Ltd. This exploration built on the success of the 2003 exploration program and continuing progress in the permitting and legal status of the project. To fund this activity and for general working capital, Redcorp completed brokered private placement financings on March 8 and July 16, 2004 and a non-brokered private placement on July 28, 2004 to raise combined net proceeds of $8.14 million. Flow-through share financing comprised $4 million of this total.









Redfern's program at Tulsequah focused on exploring for deep extensions to the high-grade mineralization defined by previous work as well as an infill drilling program to allow completion of a new independent resource estimate to meet the standards of National Instrument 43-101. To accommodate the planned work an additional 175 metres of underground access was developed. Over 28,000 meters of drilling were completed in 54 holes from underground locations. This work was conducted over a seven month time frame between April 1 and November 9, 2004 and was followed immediately by completion of the necessary interpretation and geologic modelling to allow AMEC Americas Ltd. to proceed with the resource estimate. The new resource estimate was released at the end of February 2005 and has a combined measured and indicated resource containing 470,000 ounces of gold, 17.4 million ounces of silver, 167 million pounds of copper and 798 million pounds of zinc. This resource will form the basis for mine planning and scheduling studies for a planned feasibility study update in 2005. Excellent potential also exists to readily upgrade a significant portion of the inferred mineral resource to the indicated category through a modest infill drilling program. The details and timing of this infill program are under evaluation.

During 2004 Redfern succeeded in satisfying the conditions contained in the 2002 Project Approval Certificate and advanced through a supplemental screening amendment process under the Canadian Environmental Assessment Act. The federal authorities' draft report concluded that the project was unlikely to cause any significant adverse environmental effects. The report was issued for public comments early in 2005 and Redfern is awaiting a final decision from the federal authorities. On the legal front, the earlier questions concerning the adequacy of aboriginal consultation were definitively and conclusively answered in November of 2004 when the Supreme Court of Canada unanimously found that the government had met all of its obligations in approving the project.

Late in 2004 Redcorp acquired, through application, a significant base and precious metal massive sulphide deposit in Portugal. The project, Lagoa Salgada, comprises a 415 km^2 property located in the west end of the Iberian Pyrite belt and has numerous massive and stockwork sulphide drill intersections which require follow-up. Initial project work will involve compiling and reprocessing the extensive existing geophysical database in order to define targets for drill testing.

Consolidated working capital at the end of 2004 stood at $2,030,000. The Company has an additional tax credit receivable of $380,000 under the BC mineral exploration tax credit program.

Sincerely,

Terence E. Chandler
President and CEO

TULSEQUAH PROJECT, BC

Redfern owns 100% of the Tulsequah Project located in north-western British Columbia, approximately 100 kilometres south of the town of Atlin and 65 kilometres northeast of Juneau, Alaska. The property encompasses 150 square kilometres and covers two past producing underground base and precious metal mines, Tulsequah Chief and Big Bull, both closed since 1957. The deposits are hosted within volcanic rocks and consist of high-grade polymetallic massive sulphides containing zinc, copper, lead, silver and gold.









The Tulsequah Chief Mine has been the principal target of focused exploration programs since 1987. This work established a significant resource and led to completion of a positive feasibility study in 1995, updated in 1997. The project was awarded a Project Approval Certificate in 1998 which was subsequently set aside in the course of litigation against the government by the Taku River Tlingit First Nation. In December of 2002, the project received a new Project Approval Certificate from the Provincial Government and in late 2004 the original consultation process was determined by the Supreme Court of Canada to have been done appropriately. Renewed federal authorization is anticipated in early 2005.

Work Program Results

The work program in 2004 was designed to allow for deep exploration of the down-plunge extents of the deposit and to conduct infill drilling of the deposit in order to allow for completion of a new resource estimate in accord with the standards of National Instrument 43-101 (NI 43-101). To accomplish this Redfern opened the Tulsequah Camp on April 1 2004 and commenced a program of underground development to establish a new drill station on the 120m mine level. A total of 175 metres of underground development was completed as well as 28,036 meters of drilling in 49 drill holes and 5 wedged holes. Redfern completed the drill program on November 9 and continued with data compilation and interpretation through the remainder of the year. Total cost of the exploration program was $5.9 million.

Deep drilling encountered several fault zones with loose, sandy gouge which created severe problems for drilling. Only two holes were able to penetrate the fault zones. These encountered intensely altered rhyolites and basalt, demonstrating that the mineralizing hydrothermal system is present beyond the fault and clearly indicating that there is excellent potential to locate extensions of the massive sulphide deposit at depth.

Infill Drilling and Resource Estimation

The infill drill program and resource estimation clearly and conclusively established the Tulsequah deposit as one of the most significant undeveloped metal deposits in Canada. Estimated contained metals in the measured and indicated mineral resources amount to 472,000 ounces of gold, 17.4 million ounces of silver, 167 million pounds of copper, 156 million pounds of lead and 798 million pounds of zinc. The inferred mineral resource contains a further 110,000 ounces of gold, 4.2 million ounces of silver, 38 million pounds of copper, 36 million pounds of lead and 183 million pounds of zinc.

AMEC Americas Ltd. completed the resource estimate and provided the independent Qualified Person, as defined and required by NI 43-101. The resource estimate is presented below.

2005 Resource Model

Resource Classification *	Tonnes	Cu%	Pb%	Zn%	Au g/tonne	Ag g/tonne
Measured Mineral Resources **	360,000	1.73	1.73	9.78	2.26	104.0
Indicated Mineral Resources	5,020,000	1.38	1.29	6.51	2.76	100.5
Total M+I Mineral Resources	5,380,000	1.41	1.32	6.73	2.73	100.8
Inferred Mineral Resources	1,540,000	1.13	1.07	5.44	2.23	85.1

* *The resource has been estimated based on a Net Smelter Return (NSR)cut-off of CAD$10 per tonne. The NSR formula incorporated economic and metallurgical information from the 1997 preliminary Feasibility Study and metal prices (in $US) of $1.40/lb copper, $0.40/lb lead, $0.57/lb zinc, $420/oz gold, $6/oz silver and $.80 US exchange rate.*

** *The measured mineral resources include 260,000 tonnes calculated from remaining material after cessation of mining in 1957. The remaining mineral resources are solely calculated from drill hole data.*


EAST
WEST
Mined Out
Mined Out
100
0
-400
-500
-600
-700
4400E Fault (lower level)
Strong Stockwork Alteration
True Width
> 25m
20 - 25m
15 - 20m
10 - 15m
5 - 10m
1 - 5m
Drill Pierce Point (pre 2004)
2004 Drill Pierce Point
Mined Out
Potential Extensions
0 200
METRES
TULSEQUAH CHIEF PROJECT
Longitudinal Section
Looking South

The majority of the indicated mineral resource is contained within four sulphide lenses which also contain approximately 1.1 million tonnes of the inferred mineral resource. This inferred material has excellent potential to be upgraded to the indicated mineral resource classification through additional infill drilling which could be completed from the existing underground workings.

Environmental Remediation

As part of an ongoing effort to improve the mine discharge water quality at the site, Redfern installed a pilot passive treatment system on the 60m level, the lowest underground level of the historic workings. Consulting engineering firm Klohn Crippen is supervising the program in conjunction with Microbial Technologies Inc. This pilot facility is presently treating a portion of the acidic mine discharge from the historic workings in order to evaluate the effectiveness of the methodology and determine the optimum configuration for installation of a full passive treatment system. The system relies on limestone for neutralizing acidity and bacterial activity to reduce metal concentrations through sulphide precipitation. Recent sampling has confirmed reduction in metal content in treated mine waters. Assuming continuing positive results, a full scale installation could provide interim mitigation pending mine development and operational water treatment. Redfern has kept government agencies apprised of activities through regular progress reports.

Permitting Activities

In the spring and summer of 2004, Redfern's consultants carried out the necessary work to satisfy the two conditions contained in the 2002 Project Approval Certificate related to 1) providing further characterization of the nature of sediments underlying the proposed tailings impoundment area, and 2) conducting chronic toxicity testing of discharge effluent from the proposed water treatment facility. Redfern received confirmation in the fall of 2004 that the requirements of the conditions had been satisfied.

On April 26, 2004 Redfern submitted a comprehensive report to satisfy the federal *Canadian Environmental Assessment Act* ("CEAA") screening amendment approval review requirements. The report was distributed for review through a referral process during the summer of 2004. Fisheries and Oceans Canada and Transport Canada assessed the review comments and completed a draft CEAA supplemental screening report in December. The CEAA report determined that *"with the implementation of the proposed mitigation measures the project is not likely to cause significant adverse environmental effects."* and was distributed for public comments for a six week period from January 5 to February 18, 2005. Redfern expects that the CEAA screening amendment authorization will be delivered in late March 2005.

Current and Planned Work

The new NI 43-101 compliant resource estimate is being evaluated by AMEC Americas Ltd. for mine planning and scheduling as part of a planned updated feasibility study. The study will be led by Hatch Engineering with contributions from AMEC and other consultants, in order to determine the projected economic performance of the mine re-development and the necessary design and construction schedules to implement the designed facility.

OTHER ASSETS

EuroZinc Mining Corporation Shares

Redfern retains 330,926 shares of EuroZinc Mining Corporation. No shares were sold during 2004. The share value has appreciated significantly due to EuroZinc's successful acquisition of the Neves Corvo Mine in Portugal and the significant cash-flow realized during 2004 due to the favourable copper market.

Oil and Gas Investments

Redfern owns a minority interest in several oil and gas wells in Alberta, which generated revenues of $45,600 in 2004 and is expected to provide similar revenues in 2005.

LAGOA SALGADA PROPERTY, PORTUGAL

Redcorp acquired the Lagoa Salgada property in November of 2004 through an exploration contract application to the government of Portugal. The contract is held 100% by Redcorp's wholly-owned Portuguese subsidiary: Redcorp Empreendimentos Mineiros Unipessoal Lda. (REM). The agreement provides an initial two-year period for exploration with a work commitment of €750,000 and cash payment of €50,000. After the initial period REM may convert the property to an exploitation concession or extend the exploration period up to three times with reductions of 50% of the contract area at each one-year extension. The project area covers approximately 415 km^2 and is located approximately 120 km southeast of Lisbon at the northwest end of the Iberian Pyrite Belt a Palaeozoic-age formation of rocks which hosts the largest known accumulation of volcanogenic massive sulphide (VMS) deposits in the world.


LAGOA
SALGADA
CAVEIRA
LOUSAL
Beja
Sines
ALJUSTREL
S.TELMO
Aracena
S. DOMINGO
LA ZARZA
RIO TINTO
SOTIEL
Odemira
NEVES CORVO
THARSIS
AGUAS TENEDAS
AZNALCOLLAR
LAS CRUCES
Sevilla
Huelva
Faro
PORTUGAL
SPAIN
Madrid
Lisboa
Sevilla
50 km
LAGOA SALGADA PROJECT
Location Map
IBERIAN PYRITE BELT
TERTIARY COVER
MAJOR MASSIVE SULPHIDE DEPOSITS

Younger Tertiary sediments cover the target volcanic rocks at the Lagoa Salgada property to thicknesses of up to 200m. Gravity surveys and drilling conducted by the Portuguese state geological survey (IGM) in 1992 resulted in the discovery of a significant massive sulphide deposit and associated stockwork alteration zone which remains only partially delineated. This work was followed by further exploration and drilling by a consortium of the Portuguese state mining agency (EDM) and RTZ Mining Corporation. Drilling on the property has obtained a number of massive sulphide and copper-rich stockwork intersections which require additional drilling to define the extent and grade of the mineralized zones. Significant intersections are tabulated below:

Table of Historic Intercepts from Lagoa Salgada Property, Portugal

Hole Number	From	To	Width (m)	Cu %	Pb %	Zn %	Sn %	Ag gpt	Au gpt
LS04	126.8	203.7	76.9	0.4	2.7	2.5	0.3	72.6	0.9
incl	139.0	150.7	11.7	1.4	2.2	0.2	0.3	129.6	2.3
incl	165.7	192.4	26.7	0.3	4.0	5.7	0.2	98.2	1.2
LS09	121.4	185.9	64.5	0.3	3.0	0.4	0.3	54.3	0.8
incl	121.4	139.9	18.5	0.1	8.0	0.3	0.6	31.1	0.4
incl	139.9	146.6	6.7	0.7	2.9	0.3	0.5	198.2	3.8
LS14	154.8	162.2	7.4	1.7	2.3	0.1	0.1	110.2	0.1
plus	194.2	278.8	84.6	0.3	1.2	1.4	0.2	33.1	0.0
incl	197.7	229.0	31.3	0.3	3.0	3.0	0.3	71.2	0.1
LS15	211.5	248.4	36.9	0.4	0.2	1.9	0.1	21.8	NS
LS18	554.6	564.7	10.1	0.1	0.1	0.2	0.0	13.6	5.1
LS20	182.8	196.1	13.3	1.3	2.5	4.5	0.0	39.5	0.1
Plus	219.5	231.6	12.1	4.9	4.2	4.9	0.0	129.0	0.4
LS22	155.8	221.5	65.7	0.3	5.5	8.7	0.1	108.7	1.6
incl	167.6	194.7	27.1	0.2	4.9	12.2	0.2	71.2	1.3

Mineralization types at Lagoa Salgada include primary massive sulphide, stockwork sulphides and gossanized versions of both primary types. Gossans may be enriched in precious metals, as shown by hole LS-09. Gossans of this type can be economically important as at the Las Cruces mine property in Spain, under development by MK Gold (16.1MT at 6.53% copper).

REM has acquired an extensive geophysical database for the project and is currently re-processing the data using new 3D inversion techniques previously unavailable to the former operators. It is felt that this will provide additional anomaly discrimination and targets for drilling follow-up. A program of drill-core re-logging, lithogeochemical sampling and geophysical data re-processing and compilation is in progress. REM expects to follow this with a drilling program, initially estimated at 2000m.



Portugal Gravity


10 kilometers
N

REDCORP

Financing Activities

The Company completed a series of brokered private placement financings in 2004 through Dundee Securities Corporation and Jennings Capital Inc. to raise net proceeds of $8.14 million. This sum included a total of $4 million in Flow-through share funds, all of which were expended in the course of exploration work at the Tulsequah project, owned by Redcorp's subsidiary Redfern Resources Ltd.

During 2004 the Company realized cash of $410,150 from the exercise of share purchase warrants from earlier private placement financings. At year end a total of 15,658,278 warrants were outstanding, exercisable at prices from $0.25 to $0.50 per share.

HAWK PROPERTY, BC

Redcorp optioned the Hawk gold project to TSX Ventures company Softrock Minerals Inc. in April of 2004. Under the terms of the agreement Softrock had the right to earn a 60% interest in the project through expenditures of $600,000 and cash payments of $60,000 over a three year term. Softrock were unable to raise sufficient funds in 2004 to conduct a work program and the Company has notified Softrock that the Joint Venture agreement is terminated and is seeking a new partner to advance the project.

The Company considers that there is excellent untested potential for significant gold mineralization at the Hawk property.



MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion as of February 28, 2005 of the financial position, changes in financial position and results of operations of Redcorp Ventures Ltd. (Redcorp) and its wholly owned subsidiaries, Redfern Resources Ltd. (Redfern) and Redcorp Empreendimentos Mineiros Unipessoal Lda (REM) (together the "Company" on a consolidated basis), for the two years ended December 31, 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein which form part of this Annual Report. All dollar amounts are stated in Canadian dollars.

Overview

The Company is primarily in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would to some extent be dependent on the world market prices of any mineral mined. The Company does not have producing mineral properties at present and operations are pre-production stage or exploratory searches for mineable deposits. The Company's most advanced property, held by its subsidiary Redfern, is the Tulsequah Chief property in northwest British Columbia. Redfern has been primarily focused on acquiring, financing, and developing the Tulsequah Chief property since 1987. On March 19, 1998 Redfern received a Project Approval Certificate (PAC) from the British Columbia government to develop a mine at the Tulsequah Chief Property, subject to issuance of all further required permits. Subsequently, a court action launched by the local Taku River Tlingit First Nation resulted in the Certificate being quashed in 2000. In 2002 the BC Court of Appeal ordered the project remitted back to the responsible Ministers for a new PAC decision. A new PAC was granted to Redfern in December, 2002. Further legal certainty was obtained in November 2004 when the Supreme Court of Canada determined that the crown's aboriginal consultation and accommodation in support of the environmental assessment decision had been conducted appropriately and adequately. Redfern re-initiated project activities in 2003 and 2004 to conduct exploration to expand the deposit and prepare a new resource estimate in compliance with National Policy 43-101 requirements. This resource was disclosed on February 28, 2005 as follows:

Resource Classification *	Tonnes	Cu %	Pb %	Zn %	Au g/tonne	Ag g/tonne
Measured Mineral Resources **	360,000	1.73	1.73	9.78	2.26	104.0
Indicated Mineral Resources	5,020,000	1.38	1.29	6.51	2.76	100.5
Total M+I Mineral Resources	5,380,000	1.41	1.32	6.73	2.73	100.8
Inferred Mineral Resources	1,540,000	1.13	1.07	5.44	2.23	85.1

* The resource has been estimated based on a Net Smelter Return (NSR)cut-off of CAD$10 per tonne. The NSR formula incorporated economic and metallurgical information from the 1997 preliminary Feasibility Study and metal prices (in $US) of $1.40/lb copper, $0.40/lb lead, $0.57/lb zinc, $420/oz gold, $6/oz silver and $.80 US exchange rate.

** The measured mineral resources include 260,000 tonnes calculated from remaining material after cessation of mining in 1957. The remaining mineral resources are solely calculated from drill hole data.

In addition, during 2004 Redfern succeeded in satisfying the conditions contained in the 2002 Project Approval Certificate and advanced through a supplemental screening amendment process under the Canadian Environmental Assessment Act. The federal authorities' draft report concluded that the project was unlikely to cause any significant adverse environmental effects. The report was issued for public comments early in 2005 and Redfern is awaiting a final decision from the federal authorities.

In November 2004, The Company's subsidiary REM acquired the Lagoa Salgada property in Portugal. This property contains base and precious metal massive sulphide deposits which are not fully delineated and remain open to further expansion. The property also has numerous untested gravity anomalies which are prospective for discovery of massive sulphide mineralization.

The Company has been exploring its mineral properties for sufficient reserves to justify production since inception. None of its mineral properties are in production and consequently these properties do not produce any revenue. The Company continues to search for additional mineral projects.

The Company also has interests in producing oil and gas projects. The amount of ongoing revenues from these oil and gas interests is dependent on world prices for oil and gas. The oil and gas properties have been fully depreciated and written down to zero value but continue to generate cash flow for the Company. No further significant additions or changes to these oil and gas properties are expected in the near future.

As at December 31, 2004 the Company has a total deficit primarily from mineral exploration expenditures totalling $36,256,825 (2003 (re-stated) - $29,576,447) most of which relates to the Tulsequah Chief property. Redfern holds shares in EuroZinc Mining Corporation ("EuroZinc") which resulted from a sale in 1998 of Redfern's former interest in certain exploration properties in Portugal. The interest in EuroZinc has been recorded as a long term investment at the net book value of the assets transferred. Redfern did not sell any of these shares in 2004 while in 2003 Redfern sold 447,500 shares of EuroZinc to record a gain of $17,170. As at December 31, 2004 Redfern retained 330,926 shares of EuroZinc.

Critical Accounting Estimates and Changes in Accounting Policies

As more fully described in notes 2 and 10 of the financial statements, effective January 1, 2004 the Company retroactively adopted the new Asset Retirement Obligations (ARO) policy of the Canadian Institute of Chartered Accountants. This policy requires the recording of the fair value of liability for asset retirement obligations (eg. mine site closure and reclamation costs) and capitalization of asset retirement costs as part of the asset's carrying value. Accordingly, adoption of the policy also required that the 2003 financial statements be re-stated to reflect the ARO costs. As all of the identified obligations are attendant to the Tulsequah project, capitalization of ARO added an additional $540,072 to the recorded capital value of the property. The Company's estimates of asset retirement obligations are subject to change in response to changes in regulatory requirements, the extent of required reclamation and changes in methodology or estimated costs to complete the proposed reclamation.

Based on the most recent resource estimate and project permitting status, management believes the carrying value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. The Tulsequah Chief project has a capitalized value of $3,715,072 as indicated in note 5(a) to the financial statements. Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company changed its accounting methods for stock-based compensation to the fair- value method in 2003, details of which are disclosed in note 6(c) of the consolidated financial statements. The stock-based compensation expense recorded in 2004 was $230,795 compared to $56,833 in 2003.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no related-party transactions in 2004. The Company paid $10,611 in 2003 for rent and miscellaneous office costs to Canico Resource Corp., which shares two common directors with the Company. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $45,275 through to early 2006.

As of February 28, 2005 there was no additional issuance of share capital or issuance of warrants or options. Shares issued and outstanding remain as disclosed in the Financial Statements at December 31, 2004

Fiscal 2004 Compared with Fiscal 2003

The Company's most significant activities in 2004 related to completion of a large infill and exploration drilling program at Redfern's Tulsequah Chief property. Redfern conducted underground development and drilling to explore for deep extensions of the deposit and sufficient infill drilling to allow completion of a new independent resource estimate to the standards of National Instrument 43-101. Over 28,000 m of drilling was completed in 54 holes. This work was compiled with the past drilling and sampling record and provided to AMEC Americas Ltd. who completed a new independent resource estimate in early 2005. In addition to this work Redfern completed studies to satisfy the conditions attached to the 2002 Project Approval Certificate and also advanced through the required supplementary Canadian Environmental Assessment Act (CEAA) screening amendment review process. The federal authorities' draft report concluded that the project was unlikely to cause any significant adverse environmental effects. The report was issued for public comments early in 2005 and Redfern is awaiting a final decision from the federal authorities.

Redfern also completed additional remediation work at the site under a plan which is subject to ongoing review and requirements imposed by Environment Canada. Redfern has additional work to complete on the site in 2005.

Total costs incurred by the Company in 2004 were $6,811,717 compared to $2,393,855 (re-stated) in 2003. Exploration expenditures increased to $5,930,021 in 2004 compared to $1,955,206 (re-stated) in 2003. Most of this increase in 2004 was spent by Redfern at the Tulsequah project. Expenditures in both years were funded principally by the issue of shares with a lesser contribution from proceeds received on the sale of long term investments in 2003 as described under the section "Liquidity and Capital Resources".

Redfern continued to receive revenue from its investment interests in certain developed oil and gas properties in Alberta. The revenue from these interests totalled $45,600 and $41,250 in 2004 and 2003, respectively. The increase in revenues received in 2004 is attributable to higher realized prices for the oil and gas products overall in 2004 as compared to 2003. No additional capital costs were incurred to maintain the Company's interest in these properties in 2004.

Income from interest and other revenue increased to $85,739 in 2004 from $57,682 in 2003, principally from increases in cash and cash equivalents and investments in 2004. These funds, as well as funds generated from oil and gas revenues and proceeds from issuance of share capital in 2004, were used by the Company for operating purposes. A small amount of additional cash for operating purposes was generated in 2003 from proceeds from the sale of long-term investments. The Company generated $8,582,250, net of financing costs, from issuance of share capital in 2004 compared with $2,689,109 from share capital financing in 2003. Share capital proceeds in 2004 were primarily derived from private placements ($8,136,100), with an additional $410,150 deriving from exercise of warrants and $36,000 from exercise of share options.

The Company did not sell any of its long term investment shares of EuroZinc in 2004. In 2003 long term investments were reduced through the sale by Redfern of 447,500 shares of EuroZinc for gross proceeds of $40,695, resulting in a gain of $17,170. Proceeds from the sales were used for operating purposes.

The Company experienced a large increase in overhead expenses of $443,047 to a total of $881,696 in 2004 compared to $438,649 (re-stated) in 2003. Non-cash expenditures, principally stock-based compensation expense (2004 - $230,795 as compared to 2003 - $56,833), accounted for a large amount of this increase. Significant increases were recorded in costs for insurance, expanded investor relations, and office and personnel costs due to expansion of activities.

Selected Annual Information

Selected annual information is presented for the three years ended December 31, 2004. Units are in Canadian dollars.

Information Item	Year ended December 31, 2004	Year ended (Note 1) December 31, 2003	Year ended December 31, 2002
Total Revenues	$131,339	$96,835	$142,632
Total Income (Loss)	$(6,680,378)	$(2,297,020)	$(637,135)
Income (loss) per share (basic and diluted)	$(0.11)	$(0.06)	$(0.02)
Total Assets	$8,299,213	$6,375,455	$5,485,058
Total Liabilities	$501,005	$709,914	$90,012
Shareholders' Equity	$7,798,208	$5,665,541	$5,395,046
Cash Dividends per share	Nil	Nil	Nil

(1) Restated from previous filings for the change in accounting policy relating to the asset retirement obligation

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended December 31, 2004 (unaudited):

Quarter ended	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Net revenue (Note 1)	$24,487	$32,165	$33,227	$41,460
Net earnings (loss) (Note 3)	$(286,563)	$(2,571,320)	$(2,904,301)	$(918,194)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.04)	$(0.05)	$(0.01)

Quarter ended (Note 4)	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003
Net revenue (Note 1)	$11,349	$36,976	$33,699	$14,811
Net earnings (loss) (Note 3)	$(109,684)	$(339,352)	$(1,178,983)	$(669,001)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.03)	$(0.01)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.
(4) Restated from previous filings for the change in accounting policy relating to the asset retirement obligation

Liquidity and Capital Resources

During the past two years, the Company has raised cash proceeds pursuant to issuance of share capital of $11,271,359, net of financing costs. The Company has no long term debt. In 2004 Redfern did not sell any of its shares of EuroZinc as compared to 2003 when Redfern sold 447,500 shares of EuroZinc for net proceeds of $40,695. Redfern retained a total of 330,926 shares of EuroZinc as of December 31, 2004. The cash resources of the Company have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $1,807,215 remains in cash and term deposits at December 31, 2004 (2003 (re-stated) - $481,358).

The recoverability of amounts shown for the Tulsequah project is dependent upon numerous factors, including the receipt of all necessary permits and approvals as well as the Company raising sufficient financing to develop the project to production. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2001 and 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003. In 2004, a top-up payment of $137,843 is required, compensated by a remediation expenditure withdrawal of $292,790, resulting in a net account receivable of $154,946.

At the Lagoa Salgada property in Portugal the Company is obligated to complete expenditures of €750,000 over the initial two-year contract period plus an additional €50,000 in cash payments to government. An initial cash payment of €25,000 was made in December 2004 in partial fulfillment of this obligation and is recorded in the financial statements.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In 2004, the Company acquired one additional claim at the Tulsequah property and abandoned 6 claims at the inactive Hawk project, relative to claims held as of December 31, 2003. During the year ended December 31, 2003, the Company neither acquired nor disposed of any claims.

In 2004 the Company, through its subsidiary REM, also acquired an exploration contract in Portugal, comprising the 415 km^2 Lagoa Salgada property. Redfern did not participate in any capital contributions in respect of its oil and gas interests in 2004 or 2003.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds which are likely to be raised through anticipated share issuances should be sufficient to complete the current year's programs.

Redfern's ongoing remediation activities at Tulsequah are under active review by Environment Canada which has directed that Redfern take all reasonable measures to remediate the acid mine drainage at the project. Environment Canada has reviewed these measures. Redfern has supplied Environment Canada with a plan for further interim remediation measures and is awaiting response from Environment Canada at the date of these financial statements.

The reader is also referred to the Company's public disclosure documents filed on the SEDAR (www.sedar.com) public disclosure website and in particular the discussion of risks and uncertainties in the Company's Annual Information Form.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Redcorp Ventures Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 25, 2005

CONSOLIDATED BALANCE SHEETS

(December 31, 2004 and 2003)

	2004	2003 (Restated - note 2)
Assets		
Current assets:		
Cash and cash equivalents	$ 1,807,215	$ 481,358
Accounts receivable	285,424	137,842
Mineral exploration tax credit (note 8)	380,000	-
Prepaid expenses	56,840	45,967
	2,529,479	665,167
Restricted cash - reclamation bond (note 5(a))	148,106	55,000
Property, plant and equipment (note 4)	106,848	32,991
Long-term investment	17,411	17,411
Mineral property interests (note 5)	3,719,272	3,719,272
Restricted cash for asset retirement obligations (note 5(a))	1,778,097	1,885,614
	$ 8,299,213	$ 6,375,455
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 119,652	$ 57,371
Asset retirement obligations (note 10)	381,353	652,543
Shareholders' equity:		
Share capital (note 6(a))	43,453,384	35,185,155
Contributed surplus	601,649	56,833
Deficit	(36,256,825)	(29,576,447)
	7,798,208	5,665,541
	$ 8,299,213	$ 6,375,455

Future operations (note 1)
Commitments and contingencies (notes 5(c), 6 and 9)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:





Terence E. Chandler

Jonathan A. Rubenstein

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Years ended December 31, 2004 and 2003)

	2004	2003 (Restated - note 2)
Oil and gas revenue	$ 45,600	$ 41,250
Depletion	-	(19,267)
	45,600	21,983
Gain on sale of investments	-	17,170
Interest and other income	85,739	57,682
	131,339	96,835
Expenses:		
Accretion expense	21,600	53,393
Amortization property, plant and equipment	25,761	10,489
Bad debts expense	165	4,069
Communications	8,024	9,519
Exploration costs	5,930,021	1,955,206
Insurance	55,451	36,599
Investor relations	38,500	-
Legal and audit	57,527	41,884
Office	162,943	50,400
Project generation	4,678	595
Rent	35,051	21,812
Salaries	372,869	175,989
Trust and filings	76,179	28,629
Travel	22,948	5,271
	6,811,717	2,393,855
Loss for the year	(6,680,378)	(2,297,020)
Deficit, beginning of year:		
As previously reported	(29,463,976)	(27,101,000)
Adjustment on adoption of new accounting standard (note 2)	(112,471)	(178,427)
As restated	(29,576,447)	(27,279,427)
Deficit, end of year	$ (36,256,825)	$ (29,576,447)
Basic and diluted loss per common share (note 3(g))	$ (0.11)	$ (0.06)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Years ended December 31, 2004 and 2003)

	2004	2003 (Restated - note 2)
Cash provided by (used in):		
Operations:		
Loss for the year	$ (6,680,378)	$ (2,297,020)
Items not affecting cash:		
Accretion expense	21,600	53,393
Amortization property, plant and equipment	25,761	10,489
Gain on sale of long-term investment	-	(17,170)
Oil and gas depletion	-	19,267
Stock compensation expense (note 6(c))	230,795	56,833
Net changes in accounts receivable, mineral exploration tax credit recoverable, prepaid expenses and accounts payable and accrued liabilities	(476,174)	(114,185)
Asset retirement obligation (note 10)	(292,790)	(119,349)
	(7,171,186)	(2,407,742)
Investments:		
Proceeds on sale of long-term investment	-	40,695
Purchase of property, plant and equipment, net	(99,618)	(35,319)
Restricted cash - reclamation bond	(93,106)	-
Restricted cash for asset retirement obligation	107,517	76,670
	(85,207)	82,046
Financing:		
Common shares issued for cash, net of issue costs	8,582,250	2,689,109
Increase in cash and cash equivalents	1,325,857	363,413
Cash and cash equivalents, beginning of year	481,358	117,945
Cash and cash equivalents, end of year	$ 1,807,215	$ 481,358
Supplementary disclosures:		
Interest income received	$ 85,739	$ 57,682
Non-cash financing activities:		
Share issue costs by way of issuance of agent's share purchase warrants	$ 314,021	$ -

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

1. Future operations and basis of financial statement presentation:

Redcorp Ventures Ltd. (the "Company") was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of its mineral property interests. The Company's principal mineral property interests are the Tulsequah and Hawk properties located in Canada and the Lagoa Salgada Concession in Portugal.

The Company is in the process of exploring its mineral properties and has not yet determined whether certain of these properties and concession contain mineral reserves that are economically recoverable. A final feasibility study was completed on the Tulsequah properties in 1997 (note 5). The study must be updated to current conditions in order for the Company to consider its development plan options.

These financial statements are prepared on the basis that the Company will continue as a going concern. At December 31, 2004, the Company has working capital of $2,409,827 (2003 - $607,796). The recoverability of the Company's assets, including the amounts shown for mineral properties interests is dependent upon the confirmation of the Company's ability to economically recover minerals from its deposits, the legal permitting approval and future profitable production or proceeds from the disposition thereof. The Company must also generate additional financing in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional financing through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to ensure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ materially from the going concern basis.

2. Change in accounting policy:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be determined. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

2. Change in accounting policy (continued):

The liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). This change in accounting policy has been applied retroactively and has resulted in an asset retirement obligation of $652,543, an increase in mineral property interests of $540,072 and a decrease to opening deficit of $112,471 at January 1, 2004. In addition, for the year ended December 31, 2003, adoption of HB 3110 resulted in an increase in accretion expense of $53,393, a decrease in exploration expense of $119,349 and a decrease in opening deficit of $178,427.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively.

3. Significant accounting policies:

(a) Consolidation:

The consolidated financial statements include the accounts of Redcorp Ventures Ltd., its wholly owned Canadian subsidiary, Redfern Resources Ltd. ("Redfern") (active), its' wholly owned United States subsidiary, Redcorp Resources Inc. (inactive), and its' wholly owned Portuguese subsidiary, Redcorp Empreendimentos Mineiros, Unipessoal, Lda. ("Redcorp Portugal") (active).

All significant inter-company transactions and balances have been eliminated.

(b) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 33-1/3%.

(c) Mineral property interests:

The Company follows a policy of expensing exploration expenditures until a production decision in respect of the project is made and the Company is reasonably assured that it will receive regulatory approval to permit mining operations which may include the receipt of a legally binding project approval certificate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

3. Significant accounting policies (continued):

(c) Mineral property interests (continued):

The costs of acquiring mineral properties from third parties are capitalized. Management periodically reviews the carrying value of its investments in mineral leases and claims with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral deposits, anticipated future mineral prices, anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining mineral properties and the general likelihood that the Company will continue exploration on such project. The Company does not set a pre-determined holding period for properties with unproven deposits, however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted, whether there has been any impairment in value and that their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or determination of value. The amounts recorded as mineral property interests represent acquisition and asset retirement costs to date and do not necessarily reflect present or future values.

The Company's exploration activities and proposed mine development are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing, generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Any changes to policies on the management of international waterways may also have an effect on the Company's exploration and development activities.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations through unit-of-production depletion.

(d) Long-term investment:

The Company's long-term investment includes shares in a publicly traded company. The investment is recorded using the cost method.

(e) Restricted cash for asset retirement obligations:

Interest earned on restricted cash for asset retirement obligations is recorded as revenue when earned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

3. Significant accounting policies (continued):

(f) Foreign currency translation:

The Company's functional currency is the Canadian dollar. The accounts of integrated foreign operations, which are initially recorded in Euros, have been translated into Canadian dollars as follows:

Monetary items	At the exchange rate at the balance sheet date
Non-monetary items	At historical rates
Revenue and expense items	At the average exchange rate for the year

Amortization of assets translated at historical exchange rates is translated at the same exchange rates as the assets to which they relate.

All foreign exchange gains or losses are recognized in current operations.

(g) Loss per share:

Basic loss per common share has been calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year (2004 - 59,449,481; 2003 - 36,113,721). For all years presented, loss available to common shareholders equals reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the recovery of its mineral property interests, determination of asset retirement obligations as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual amounts may differ from the estimates.

(i) Financial instruments:

Financial instruments include cash and cash equivalents, accounts receivable, mineral exploration tax credit, restricted cash - reclamation bond, long-term investments and accounts payable and accrued liabilities. The estimated fair values of these financial instruments, except for long-term investments, approximate their carrying values due to their short maturities or market rates of interest on the restricted cash. The quoted market value of the long-term investment at December 31, 2004 was $231,648 (2003 - $95,969).

Notes To The Consolidated Financial Statements

(Years ended December 31, 2004 and 2003)

3. Significant accounting policies (continued):

(j) Cash and cash equivalents:

Cash and cash equivalents include investments in term deposits with an initial term of generally less than three months from date of purchase.

(k) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets also result from unused loss carry forwards and other deductions. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

(l) Share capital:

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(m) Segment disclosures:

The Company operates in a single segment, being exploration and development of mineral properties, within the geographic areas disclosed in note 5. Substantially all of the Company's expenses are incurred in Canada.

(n) Stock-based compensation:

The Company has a share option plan which is described in note 6. The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2003 using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

3. Significant accounting policies (continued):

(n) Stock-based compensation (continued):

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(o) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

4. Property, plant and equipment:

2004	Cost	Accumulated amortization	Net book value
Office equipment	$ 197,753	$ 163,057	$ 34,696
Drilling equipment	162,716	141,549	21,167
Vehicles	61,312	10,327	50,985
	$ 421,781	$ 314,933	$ 106,848

2003	Cost	Accumulated amortization	Net book value
Office equipment	$ 188,291	$ 155,300	$ 32,991
Drilling equipment	133,870	133,870	-
	$ 322,161	$ 289,170	$ 32,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

5. Mineral leases and claims:

(a) Canada - Tulsequah:

The Company, through its wholly owned subsidiary Redfern, has a 100% interest in certain mineral properties in Northwestern British Columbia collectively referred to as the "Tulsequah Properties", a polymetallic zinc, copper, lead, silver and gold sulphide exploration and development project.

The Tulsequah Properties were acquired from third parties pursuant to various agreements as follows:

	2004	2003 (Restated - note 2)
Acquired from Teck Cominco Limited ("Teck Cominco"):		
Cash	$ 575,000	$ 575,000
Shares (upon exercise of share purchase warrants)	2,420,000	2,420,000
	2,995,000	2,995,000
Acquired from other parties:		
Cash	90,000	90,000
Shares	90,000	90,000
	180,000	180,000
Capitalization of asset retirement obligation (note 2)	540,072	540,072
	$3,715,072	$ 3,715,072

Pursuant to the acquisition agreements with Teck Cominco, Redfern assumed the obligation to pay a royalty of $0.10 per dry ton of ore on certain properties. Redfern has also assumed the liability for remediation of acid mine drainage and certain other environmental disturbances remaining from Teck Cominco's mining operations at the Tulsequah project. Redfern has undertaken a portion of the necessary remediation, however the remaining remediation has been deferred pending a decision whether to develop a mine at the project. If the development decision is positive, remediation will be effected while the mine is built. If Redfern decides not to proceed with mine development, a separate remediation program will be required. Redfern's ongoing remediation activities are under active review by Environment Canada which has directed that Redfern take all reasonable measures to remediate the acid mine drainage at the project. Environment Canada has reviewed these measures. Redfern has supplied Environment Canada with a plan for further interim remediation measures and is awaiting response from Environment Canada at the date of these financial statements. Teck Cominco has the right to undertake the necessary remediation work in certain events.

Pursuant to the agreement with Teck Cominco, Redfern has constituted a trust account to fund remediation work. The current balance is $1,778,097 (2003 - $1,885,614). Redfern is obligated to increase the fund by 10% of the remaining balance per annum until the remediation work is completed but may use portions of the fund for any remediation work undertaken. During the current year $292,790 of remediation work was completed (2003 - $119,349).

In addition, the Company has put aside a reclamation bond in the amount of $148,106 (2003 - $55,000) for future exploration and clean-up costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

5. Mineral leases and claims (continued):

(b) Canada - Hawk:

In 2002, the Company directly acquired a 100% interest in the Hawk Property, subject to a 2% net smelter royalty on two of the four property claims. The Property was acquired by issuing 30,000 shares ($4,200) and agreeing to provide advance royalty payments of $3,000 per year.

The First Nations have claimed aboriginal title to much of the Province of British Columbia, including the Tulsequah and Hawk Properties and it is unknown whether or how this might affect the Company's interests.

(c) Portugal - Lagoa Salgada Concession:

On November 3, 2004, the government of Portugal granted the Company a 415 square kilometer exploration concession (the "Lagoa Salgada concession") for the exploration of copper, lead, zinc, silver, gold and other minerals in the area of the municipality of Grandola, Portugal. The concession gives the Company the exclusive right to undertake exploration in the area for a period of two years. Following the initial two-year period, the Company has the option of extending the exploration concession, or converting the exploration concession to an exploitation concession. In order to maintain its interest, the Company must complete exploration expenditures in the total amount of 750,000 Euros and to make annual license fee payments of 25,000 Euros over the two years.

In addition, the Company has provided a bank guarantee in the amount of 55,000 Euros to the government of Portugal. This amount is payable to the government of Portugal in the event the Company defaults on terms of the concession agreement.

6. Share capital:

(a) Authorized, issued and outstanding:

Authorized share capital consists of unlimited common shares.

Details of shares issued and outstanding are as follows:

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	42,330,255	$ 35,185,155	27,915,255	$ 32,496,046
Issued during year for cash:				
Private placements, net of issuance costs of $1,193,171 (2003 - $315,542)	26,114,999	7,822,079	12,000,000	2,084,459
Stock options exercised	225,000	36,000	210,000	33,400
Warrants exercised	1,832,600	410,150	2,205,000	571,250
Balance, end of year	70,502,854	$ 43,453,384	42,330,255	$ 35,185,155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

6. Share capital (continued):

(b) Stock options:

Under the Company's stock option plan, the Board of Directors may grant options to employees, officers and directors to acquire up to 5,433,785 common shares. The exercise price of each option granted will not be less than the fair market value at the time of granting and an option's maximum term is five years. Options vest and become exercisable as determined by the Board of Directors in each individual award agreement. As at December 31, 2004, 2,800,000 (2003 - 1,815,000) options were exercisable.

Stock option activity since December 31, 2002 is presented below:

	Number of shares	Weighted average exercise price
Outstanding, December 31, 2002	1,485,000	$ 0.16
Granted	540,000	0.29
Exercised	(210,000)	0.16
Outstanding, December 31, 2003	1,815,000	0.20
Granted	1,310,000	0.30
Exercised	(225,000)	0.16
Outstanding, December 31, 2004	2,900,000	$ 0.25

The following table summarizes the stock options outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.15 - $0.30	2,900,000	3.20	$ 0.25	2,800,000	$ 0.25

The options outstanding at December 31, 2004 expire between May 3, 2006 and August 23, 2009.

(c) Stock-based compensation:

During 2004, the Company recognized compensation expense in the statement of operations amounting to $230,795 (2003 - $56,833) in respect of options granted in 2004 and 2003 under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

6. Share capital (continued):

(c) Stock-based compensation (continued):

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	2 - 2.5%	3.25%
Dividend yield	0.00%	0.00%
Expected lives	1 - 5 years	2.5 years
Volatility	72 - 85%	55.00%

The weighted average grant date fair value of options granted during the year ended December 31, 2004 was $0.18 per option (2003 - $0.11).

(d) Share purchase warrants:

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 15,658,278 warrants issued and outstanding at December 31, 2004 which are exercisable as follows:

Balance December 31, 2003	Issued	Exercised	Expired	Balance December 31, 2004	Exercise price	Expiry date
960,000	-	960,000	-	-	$0.20	May 14, 2004
2,630,000	-	872,600	-	1,757,400	$0.25	May 14, 2005
-	4,133,330	-	-	4,133,330	$0.30 - $0.45	March 8, 2006
-	1,152,548	-	-	1,152,548	$0.35	July 16, 2005
-	6,906,858	-	-	6,906,858	$0.50	July 16, 2006
-	1,708,142	-	-	1,708,142	$0.50	July 28, 2006
3,590,000	13,900,878	1,832,600	-	15,658,278		

(e) Agents' warrants:

Included in share purchase warrants disclosed in note 6(d) are a total of 1,952,548 warrants issued to agents in respect of share financings during 2004. The Company has included the fair value of these warrants of $314,021 as a share issue costs based on the Black-Scholes option pricing model on the assumptions included in note 6(c).

(f) Flow-through share offerings:

The Company enters into share offering agreements from time to time which provide that the net proceeds of the offerings will be used to fund specific exploration programs. The future income tax benefits of the expenditures funded by flow-through share offerings are renounced in favour of the subscribers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

7. Income taxes:

Income tax expense (recovery) differs from the amounts computing by applying the combined federal and provincial income tax rate of 40.62% (2003 - 40.5%) to pretax income (loss) as a result of the following:

	2004	2003 (Restated - note 2)
Loss for the year	$ 6,680,378	$ 2,297,020
Computed expected tax recovery	$ (2,713,570)	$ (930,293)
Exploration expenditures renounced	1,624,800	-
Change in valuation allowance	733,500	(385,800)
Effect of change in tax rates	154,500	1,544,720
Permanent differences	194,518	1,199
Other	6,252	(229,826)
Income tax expense (recovery)	$ -	$ -

The net effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2004 are presented below:

	2004	2003
Future income tax assets:		
Property, plant and equipment	$ 93,000	$ 85,000
Resource pools	8,608,000	8,426,000
Non-capital loss carry forwards	257,000	166,000
Share issue costs	319,000	102,000
Provincial mining taxes	3,230,000	2,993,000
Other	23,000	25,000
	12,530,000	11,797,000
Valuation allowance	(12,530,000)	(11,797,000)
	$ -	$ -

The Company has non-capital losses and Canadian resource tax pools available for carry-forward to offset future taxable income in the amounts of $722,000 and $27,400,000, respectively. The non-capital losses begin to expire in year 2007; the tax pools do not expire.

8. Mineral exploration tax credit:

The Company has filed for 2004 British Columbia ("B.C.") mineral exploration tax credit in the amount of $380,000 (2003 - Nil) as a result of incurring qualifying mining exploration costs in B.C. These deductible expenditures and tax credits are subject to B.C. government audit and verification. Any adjustment required to the claims filed and assessed by the B.C. government will be reported in the year the assessments are finalized. This recovery has been recorded as a reduction in exploration costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Years ended December 31, 2004 and 2003)

9. Commitments and contingencies:

Operating leases:

The Company is party to certain operating leases for office space and office equipment:

Year ending December 31:	
2005	$35,900
2006	9,375

10. Asset retirement obligation:

Pursuant to the acquisition agreement of the Tulsequah Properties with Teck Cominco, the Company assumed the liability for remediation of acid mine drainage and other environmental disturbances remaining from Teck Cominco's mining operations at the Tulsequah Properties. At the time of acquisition, the estimated cost of remediation was $1,209,000. A portion of the required remediation has already been undertaken by the Company.

		2004		2003
Asset retirement obligations, beginning of year	$	652,543	$	718,499
Accretion expense		21,600		53,393
Reclamation performed		(292,790)		(119,349)
Asset retirement obligations, end of year	$	381,353	$	652,543

The carrying value of the asset retirement obligations is based on the following key assumptions:

(a) The obligation is required to be settled on December 31, 2014, the current expiry date of the mineral claims for the Tulsequah Properties;

(b) Estimated cash flows have been discounted assuming a credit adjusted risk-free discount rate of 10%; and

(c) An inflation factor of 2%.



DIRECTORS

Abraham I. Aronowicz	Ph.D.
Wayne J. Babcock	B.Sc., P. Geoph.
Terence E. Chandler	B.Sc., P. Geo
Jonathan A. Rubenstein	LL.B.
J. Michael Kenyon	M.Sc., P. Geol.

OFFICERS

Terence E. Chandler B.Sc., P. Geo
President and CEO

Robert G. Carmichael B.A.Sc, P.Eng.
Vice-President Exploration

Shirley Hilton
Secretary Treasurer

SHARES LISTED

Toronto Stock Exchange (Symbol RDV)

CAPITALIZATION

Authorized: Unlimited
Issued: 70,502,854
(as of February 28, 2005)

HEAD OFFICE

Suite 760, 777 Hornby Street
Vancouver, BC V6Z 1S4
Canada

Tel: 604 669 4775
Toll-free: 1 888 669 4775
Fax: 604 669 5330

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Vancouver, British Columbia

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
Suite 400, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

INVESTOR RELATIONS

Winsor Communications Inc.
Maple Ridge, British Columbia

AUDITORS

KPMG LLP
Vancouver, British Columbia

ANNUAL GENERAL MEETING

The Annual General Meeting of the Shareholders will be held in the Oxford Room of the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia at 10:00 AM on April 28, 2005.

REDCORP
VENTURES LTD.

Suite 760, 777 Hornby Street
Vancouver, BC V6Z 1S4
Canada

Tel: (604) 669.4775
Fax: (604) 669.5330
Toll Free: 1.888.669.4775

TSX : RDV
Shares Issued: 70,502,854
Fully Diluted: 89,061,132

Email: info@redcorp-ventures.com
Website: www.redcorp-ventures.com

REDCORP VENTURES LTD.

760 – 777 Hornby Street
Vancouver, BC V6Z 1S4

2005 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular Audited Financial Statements Form of Proxy and Notes Thereto Return Card
Place:	Hyatt Regency Vancouver, Oxford Room 655 Burrard Street Vancouver, BC
Time:	10:00 a.m.
Date:	Thursday, April 28, 2005

REDCORP VENTURES LTD.

CORPORATE DATA

Head Office
Suite 760 – 777 Hornby Street
Vancouver, BC V6Z 1S4

Directors and Officers
Terence E. Chandler – President, CEO & Director
Abraham I. Aronowicz – Director
Wayne J. Babcock – Director
Jonathan A. Rubenstein – Director
J. Michael Kenyon – Director
Robert Carmichael – Vice President, Exploration
Shirley Hilton – Secretary & Treasurer

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 1055 Dunsmuir Street
Vancouver, BC V7X 1J1

Auditor
KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3

Listing
Toronto Stock Exchange
Symbol "RDV"

REDCORP VENTURES LTD.
760 – 777 Hornby Street
Vancouver, BC V6Z 1S4
(604) 669-4775

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Redcorp Ventures Ltd. (hereinafter called the "Company") will be held in the Oxford Room of the Hyatt Regency Hotel located at 655 Burrard Street, Vancouver, BC, on Thursday, the 28th day of April, 2005 at the hour of 10:00 in the forenoon (local time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2. To elect one director and to fix his term at three (3) years;

3. To appoint the auditors and to authorize the directors to fix their remuneration; and

4. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2004, including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of proxy and an annual return form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 24th day of March, 2005.

BY ORDER OF THE BOARD

(signed) "Terence E. Chandler"

President, CEO and Director

Redcorp Ventures Ltd.
760 – 777 Hornby Street
Vancouver, BC V6Z 1S4

INFORMATION CIRCULAR

(Containing information as at March 24, 2005 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Redcorp Ventures Ltd. (the "Company") for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, April 28, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are the President and the Secretary, respectively of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.**

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED **IN FAVOUR** OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: unlimited common shares without par value
Issued and Outstanding: 70,502,854[(1)] common shares without par value

(1) As at March 24, 2005

Only shareholders of record at the close of business on March 24, 2005, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at **Computershare Trust Company of Canada** and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors. Directors are elected for terms of one to three years and the terms of office of the Company's existing directors are as follows:

Name of Director	*Term*	*Commencing*	*Expiring*
Terence Chandler	3 years	June 17, 2004	2007
J. Michael Kenyon	3 years	June 17, 2004	2007
Jonathan Rubenstein	3 years	June 17, 2003	2006
Wayne J. Babcock	3 years	June 20, 2002	2005
Abraham Aronowicz	3 years	June 17, 2003	2006

Pursuant to the Company's By-laws, the board of directors may determine the number of directors to be elected, failing such determination the number to be elected shall be the same as the number of directors whose terms expire at the Meeting. The board of directors has determined the number of directors at five and the continuing directors will continue in office. The director whose term is expiring is set out below as management's nominee and the persons named in the accompanying form of proxy intend to vote for his re-election. Management does not contemplate that the nominee will be unable to serve as a director.

Each director elected will hold office for the term fixed by ordinary resolution of the shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company, or with the provisions of the *Canada Business Corporations Act*. The shareholders will be asked at the Annual General Meeting to pass an ordinary resolution to fix the term of office of the director nominated as follows:

Wayne J. Babcock – for a term of three years from the date of the Meeting

Shareholders of the Company who do not want longer than a one-year term of office for the Company's directors can vote against the proposed ordinary resolution fixing the term of office of management's nominee. Such shareholders can vote for the election of the nominee notwithstanding their vote against such longer terms of office. In the event that the ordinary resolution is defeated then, nevertheless, any nominee who receive sufficient votes for his election will be elected, but only until the next annual general meeting.

In the following table and notes thereto is stated the name of the person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at March 24, 2005:

Name, Position and Country of Residence[1]	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Shares[2]
To be Elected at the Meeting			
Wayne John Babcock[3][4][5] Director Vancouver, British Columbia	Geophysicist, President and CEO, Dynamic Oil Limited since 1981, an oil and gas company.	Since March 2000	207,143
Continuing Directors			
Terence Edward Chandler[4] President, Chief Executive Officer and Director Coquitlam, British Columbia	Geologist; President of the Corporation since March 2000, CEO since July 2000; President, Redfern Resources Ltd. from 1995 to present, CEO from 1996 to present, *Formerly:* Senior Vice-President and Director of EuroZinc Mining Corporation from April 1999 to June 2001; Director, Senior Vice-President and CFO of International Vestor Resources Ltd. from 1997 - 1999.	Since March 2000	357,500
J. Michael Kenyon[4] Director Vancouver, British Columbia	Geologist; President, CEO and Director of Canico Resource Corp.; *Formerly:* Director, CFO and Secretary-Treasurer of Redfern Resources Ltd. from 1979 to 2000; President and CEO of Sutton Resources Ltd. from 1979 to 1999, a mineral exploration company.	Since March 2000	168,115[6]
Jonathan A. Rubenstein[3][5] Director Vancouver, British Columbia	Vice-President, Secretary and Director of Canico Resource Corp.; Self-employed Mining Industry Consultant from 1999 to 2002.	Since March 2000	188,000
Dr. Abraham Aronowicz[3] Director Vancouver, British Columbia	Independent businessman; President of EMTWO Properties Inc. since 1982, a real estate company; President of DJA Enterprises since 1985, a real estate company; Director of the Corporation since March 2000.	Since March 2000	85,576

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee.
(4) Denotes member of Compensation Committee.
(5) Denotes member of Corporate Governance Committee.
(6) Of these shares, 165,600 shares are held by JMK Holdings Ltd.

At this time, the Company does not have an Executive Committee.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company's annual information form ("AIF") dated March 31, 2005 under section 13. The AIF is available for review by the public on the SEDAR website located at www.sedar.com "Company Profiles – Redcorp Ventures Ltd.". Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has one Named Executive Officer, Terence Chandler, the CEO and acting CFO of the Company. The following table discloses the compensation paid to the Company's Named Executive Officer.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*[1]	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Options granted (#)*[2]	*Shares or Units Subject to Resale Restric-tions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Terence Chandler	2004	$130,000	nil	--	275,000	N/A	N/A	--
President & Chief	2003	$127,083	nil	--	175,000	N/A	N/A	--
Executive Officer	2002	$125,000	nil	--	50,000	N/A	N/A	--

(1) Financial years ended December 31.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

Long Term Incentive Plan

A long term incentive plan ("LTIP") is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2004.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SARs were granted to or exercised by the Named Executive Officer during the recently completed fiscal year ended December 31, 2004.

Option Grants in Last Financial Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2004 to the Named Executive Officer pursuant to the rules and policies of the Toronto Stock Exchange (the "Exchange") and in accordance with the provisions of the *Canada Business Corporations Act* and the Regulations thereunder.

Name	*Securities Under Options Granted*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Expiration Date*
Terence Chandler	275,000	20.99%	$0.30	$0.30	08-23-2009

(1) Percentage of all of the Company's options granted during the last fiscal year, including those granted to directors.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2004, by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis:

Name	***Securities Acquired on Exercise (#)***	***Aggregate Value Realized ($)***[1]	***Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable***	***Value of Unexercised In-the-Money Options at Financial Year-End ($)***[2] ***Exercisable/ Unexercisable***
Terence Chandler	100,000	$23,000	600,000/Nil	$20,000/Nil

(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.
(2) Value using the closing price of common shares of the Company on the Exchange on December 31, 2004, being the last trading day of the Company's shares for the financial year, of $0.29 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Composition of the Compensation Committee

The Company's Compensation Committee is comprised of two unrelated directors Messrs. Babcock and Kenyon.

Report on Executive Compensation

The Company's principal goal is to create value for its shareholders. The Company's compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Company's executive compensation program is administered by the Compensation Committee (the "Committee") of the Board. The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans. The Committee held one meeting during 2004.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mineral exploration industry, thereby enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Compensation for each of the Named Executive Officers consists of a base salary, along with incentive compensation in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Chairman of the Committee prepares recommendations for the Committee with respect to the base salary to be paid to the Chief Executive Officer and Vice President, Exploration. The Committee's recommendations for such base salaries are then submitted for approval by the Board of the Company.

Bonus

Senior management are eligible for incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid, if any, by the Company to all eligible senior management in respect of any fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain or exceed its corporate performance objective.

The Chairman of the Committee prepares recommendations for the Committee with respect to the bonuses to be paid to the Chief Executive Officer and the Vice President, Exploration. The Committee then submits such bonus recommendations to the board of directors of the Company for its approval.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

The foregoing report has been furnished by Terence Chandler, Wayne Babcock and J. Michael Kenyon as of March 21, 2005.

Performance Graph

The following graph compares the total five year cumulative shareholder return for $100 invested in common shares of the Company on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index.

Comparison of Five-Year Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
2000
2001
2002
2003
2004
RDV
S&P/TSX Composite Index

	Initial Investment (12-31-00)	Value of Investment (12-31-01)	% Change	Value of Investment (12-31-02)	% Change	Value of Investment (12-31-03)	% Change	Value of Investment (12-31-04)	% Change
RDV	$100	$80.95	-19%	$142.86	76.5%	$152.38	6.7%	$138.10	-10.3%
S&P/TSX Composite	$100	$87.45	-12.6%	$76.57	-12.4%	$97.03	26.7%	$111.08	14.48%

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Incentive stock options to certain of the Company's directors may be granted during the fiscal year, the details of which are set out in the following tables.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2004:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Under Options Granted*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers (4)	320,000	24.43%	$0.30	$0.30	08-23-2009

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2004, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*[1]	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Financial Year-End ($)*[2] *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers (4)	90,000	$14,150	1,045,000/Nil	$72,150/$Nil

(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.
(2) Value using the closing price of common shares of the Company on the Exchange on December 31, 2004, being the last trading day of the Company's shares for the financial year, of $0.29 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted stock options, the directors of the Company did not receive compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Toronto Stock Exchange, on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for its listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines and sought advice from the Company's solicitors. On May 8, 2003, the directors of the Company formed a Corporate Governance Committee which currently consists of two unrelated directors. Policies for the Corporate Governance Committee, the Audit Committee and the Compensation Committee, as provided for by the Toronto Stock Exchange, were approved by the directors on May 8, 2003. The Company's approach to corporate governance in the context of the 14 specific Guidelines is set out in the attached Schedule "A".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company's last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company's most recently completed financial year end:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	2,900,000	$0.25	2,493,785 [1]
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	2,900,000	$0.25	2,493,785

[1] This number reflects the amendment to the Company's stock option plan as approved by its shareholders on June 17, 2004 and described below.

The Board of the Company adopted a Stock Option Plan (the "Plan") which reserved a total of 3,177,896 common shares for issuance pursuant to stock option grant. On June 17, 2004, the Company's shareholders approved an amendment to the Plan to increase the maximum number of share reserved for issuance pursuant to the Plan from 3,177,896 common shares to 5,433,785 common shares (representing 7.71% of the Company's issued and outstanding shares as at the Record Date). The amendment received final Exchange approval on February 22, 2005.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the shareholders. Pursuant to the Plan, the Board may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan is subject to the following terms and conditions:

1. the number of common shares reserved for issuance pursuant to options granted to insiders may exceed 10% of the Company's outstanding share issue;

2. the issuance to insiders, within a one-year period, of common shares under the Plan and any other share compensation arrangement may exceed 10% of the Company's outstanding share issue;

3. the maximum number of common shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Company's outstanding share issue at the time of the grant (on a non-diluted basis)

less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism;

4. the options granted may be exercisable for periods of up to ten years as determined by the Board of Directors;

5. the exercise price of options granted, in accordance to the Plan, shall not be less than the closing price of the Company's common shares on the Exchange on the trading day immediately preceding the date of grant;

6. options granted may be subject to vesting provisions at the discretion of the board of directors;

7. the board of directors may amend the Plan in accordance with applicable legislation and subject to any required approvals;

8. the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan. Once the optionee is no longer an eligible optionee, any options held by such optionee will terminate within 30 days of the date that the optionee is no longer an eligible optionee. In the case of the death of an optionee, the optionee's legal representative may exercise options held by such optionee for a period of six months after the date of the optionee's death.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

J. Michael Kenyon, director of Redcorp was a director of Crown Resource Corp ("Crown") until November 2001. Crown's listing price fell below TSX listing requirements and Crown was de-listed from The TSX as of August 13, 2001. Crown has been in default since August 27, 2001 on certain debentures and has entered into an arrangement with the debenture holders to restructure the terms of said debentures. Crown has indicated that there is no assurance that it will be able to restructure the debentures and may seek protection under US federal bankruptcy laws to file a plan of reorganization and complete the restructuring plan.

Jonathan Arn Rubenstein was a director of Primero Industries Inc. ("Primero") in 1998 when Primero made a voluntary assignment into bankruptcy as a result of events which occurred prior to Mr. Rubenstein becoming a director.

Other than as stated above, none of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a) was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2004 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by the directors and officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. KPMG LLP were first appointed auditors of the Company on March 20, 2000.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com "Company Profiles – Redcorp Ventures Ltd." and at the Company's website located at www.redcorp-ventures.com. The Company's financial information is provided in the Company's audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's financial statements and related management discussion and analysis by contacting Shirley Hilton, Secretary at Redcorp Ventures Ltd., Suite 760 – 777 Hornby Street, Vancouver, BC V6Z 1S4 (Phone: (604) 669-4775).

ANY OTHER MATTERS

Pursuant to the *Canada Business Corporations Act* ("CBCA"), proposals intended to be presented by shareholders for action at the 2006 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Company's head office not later than December 23, 2005 in order to be included in the Information Circular and form of proxy relating to such Meeting.

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

The contents of this Information Circular and the delivery thereof to the Company's shareholders and to the applicable regulatory authorities has been approved by the directors.

"Terence E. Chander"

President, Chief Executive Officer & Director

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Compliance with the Guidelines

To enhance disclosure to the shareholders, the Company's corporate governance practices in relation to the Guidelines are specifically set out below.

1. *The board should explicitly assume responsibility for stewardship of the Company.*

   The board of directors is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally.

   As part of the overall stewardship of the Company, the directors should assume responsibility for:

   (a) adoption of a strategic planning process

   The board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans and budgets as presented by management.

   (b) identification of principal risks and implementation of appropriate systems to manage those risks

   The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

   (c) succession planning, including appointing, training and monitoring management

   Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the board's responsibilities.

   (d) a communications policy

   The Company does not have a written communications policy but adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.

   (e) the integrity of internal control and management information systems

   In keeping with its overall responsibility for the stewardship of the Company, the board is responsible for the integrity of the Company's internal control and management information systems.

2. *The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.*

   Four of the Company's five directors are unrelated.

3. *The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.*

   The board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the five individuals on the Board, the only related director is Mr. Terry Chandler, who is the President and Chief Executive Officer of the Company. Each of the remaining four directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

4. *The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.*

The current size of the board and the number of unrelated directors allows the entire board to take responsibility for selecting new directors.

5. *Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.*

The board does not, at present, have a formal process in place for assessing the effectiveness of the board as a whole, its committees or individual directors.

6. *Every company should provide an orientation and education program for new recruits to the board.*

The Company has had continuity on its board for the past few years and, as a result, orientation and education of directors has not been an issue.

7. *Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.*

The board considers its current size appropriate for effective decision making but is currently considering succession issues.

8. *The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.*

Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company's stock option plan. Members of the board who occasionally perform professional services for the Company do so on an *ad hoc* and *per diem* basis. At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

9. *Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.*

Committees of the board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee, of which all of the members, except Mr. Terry Chandler who serves on the Compensation Committee, are outside and unrelated directors.

The Audit Committee

The Audit Committee consists of three outside and unrelated directors, Messrs. Aronowicz, Babcock and Rubenstein. The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

The Compensation Committee

The Compensation Committee consists of two unrelated and outside directors, Messrs. Babcock and Kenyon and one related director, Mr. Terry Chandler. The role of the Compensation Committee is primarily to administer the Company's Employees' and Directors' Incentive Stock Option Plan and to determine the remuneration of executive officers.

The Corporate Governance Committee

The Corporate Governance Committee consists of two unrelated and outside directors, Messrs. Babcock and Rubenstein. The role of the Corporate Governance Committee is to develop and implement the Company's approach to governance issues.

10. *Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.*

    The entire board takes advice and recommendations from the Corporate Governance Committee in determining the Company's approach to governance issues.

11. *The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.*

    The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.

    The board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The board is also responsible for senior executive recruitment and compensation.

12. *Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.*

    The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's finances, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

    The board believes the Company is well served and the independence of the Board from management is not compromised. The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management. The board believes that its current composition, in which only one of eight directors is a member of management, is sufficient to ensure that the board can function independently of management.

13. *The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.*

    All members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.

14. *The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.*

    Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.



FILE No. 82-1824

Interim Consolidated Financial Statements

for the three months ended

March 31, 2005

- unaudited -

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP VENTURES LTD.

Consolidated Balance Sheets

	March 31, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,431,568	$ 1,807,215
Accounts receivable	203,279	285,424
Mineral exploration tax credit	380,000	380,000
Prepaid expenses	37,191	56,840
Total current assets	2,052,038	2,529,479
Restricted cash - reclamation bond	136,931	148,106
Long term investment	17,411	17,411
Property, plant and equipment	87,577	106,848
Mineral property interests	3,719,272	3,719,272
Restrictred cash for asset retirement obligations	1,783,912	1,778,097
	$ 7,797,141	$ 8,299,213
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 102,467	$ 119,652
Asset retirement obligations	355,501	381,353
Shareholders' Equity:		
Share Capital	43,453,832	43,453,384
Contributed Surplus	601,649	601,649
Deficit	(36,716,308)	(36,256,825)
Total shareholders' equity	7,339,173	7,798,208
	$ 7,797,141	$ 8,299,213

REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

		March 31, 2005		March 31, 2004
Oil & Gas Revenue	$	**4,000**	$	11,600
Interest income		**13,345**		12,887
Other Income		**800**		
		18,145		24,487
Expenses				
Accretion expense		**6,510**		5,400
Exploration costs		**224,738**		137,840
Project generation		**5,174**		1,092
Amortization property, plant and equipment		**22,089**		4,088
Communications		**2,577**		2,168
Fees and taxes		**26,043**		10,902
Investor relations		**10,500**		7,000
Legal and audit		**52,683**		15,461
Office		**46,473**		32,032
Insurance		**18,465**		12,903
Rent		**11,892**		8,725
Salaries		**46,042**		67,059
Travel		**4,442**		6,380
		477,628		311,050
Net Earnings (Loss)		**(459,483)**		(286,563)
Deficit, beginning of period				
As previously reported		**(36,256,825)**		(29,463,976)
Adjustment on adoption of new accounting standard		**-**		(112,471)
As restated		**(36,256,825)**		(29,576,447)
Deficit, end of period	$	**(36,716,308)**	$	(29,863,010)
Earnings (loss) per share	$	**(0.01)**	$	(0.01)

REDCORP VENTURES LTD.

Consolidated Statements of Cash Flows

(UNAUDITED)

	March 31, 2005	March 31, 2004
Cash provided by (Used in)		
Operations:		
Net loss	$ (459,483)	$ (286,563)
Items not affecting cash		
Accretion expense	6,510	5,400
Amortization property, plant and equipment	22,089	4,088
Stock compensation expense	-	28,279
Net changes in accounts receivable, mineral exploration tax credit recoverable, prepaid expenses and accounts payable and accrued liabilities	84,610	28,763
Asset retirement obligation	(32,363)	(25,258)
	(378,537)	(245,291)
Financings:		
Common shares issued for cash, net of issue costs	448	3,098,140
Investments		
Purchase of property, plant abd equipment, net	(2,818)	(7,702)
Restricted cash-reclamation bond	11,175	
Restricted cash for asset retirement obligation	(5,815)	(12,132)
	2,542	(19,834)
Increase (decrease) in cash and cash equivalents	(375,647)	2,833,015
Cash and cash equivalents, beginning of period	1,807,215	536,358
Cash and cash equivalents, end of period	$ 1,431,568	$ 3,369,373

Notes to Consolidated Financial Statements

1. **Accounting Policies:**

The "Company" consists of Redcorp Ventures Ltd. and its wholly owned subsidiaries Redfern Resources Ltd. and Redcorp Empreendimentos Mineiro Unipessoal Lda.

The information as at March 31, 2005 and for the three month period ended March 31, 2005 and 2004 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2004.

2. **Share Capital:**

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	March 31, 2005		March 31 , 2004	
	Number	Amount	Number	Amount
Balance, beginning of period	70,502,854	$ 43,453,384	42,330,255	$ 35,185,155
Issued for cash:				
Options exercised			125,000	20,000
Warrants exercised			1,605,000	358,250
Private Placement			9,999,999	3,000,000
Less Expenses of offering		(448)		466,336
Balance, end of period	70,462,854	$ 43,453,832	54,060,254	$ 38,097,069

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2004	2,900,000	$0.25
Granted		
Exercised		
Expired		
Outstanding, March 31, 2005	2,900,000	$0.25

The options outstanding at March 31, 2005 expire between May 3, 2006 and August 23, 2009.

(b) Stock-based compensation:

During the quarter ended March 31, 2005, the Company recognized compensation cost of NIL (quarter ended March 31, 2004 - $28,279) in respect of options grantedunder its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q1 2005	Q1 2004
Risk free interest rate	-	3.25%
Dividend yield	-	0.00%
Expected lives	-	3 years
Volatility	-	54%

There was no amount recorded for stock-based compensation in the three months ended March 31, 2005, as no options were granted. The weighted average grant date fair value of options granted during the quarter ended March 31, 2004 was $0.11 per option.

(c) *Share purchase warrants:*

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 15,658,278 warrants issued and outstanding at March 31, 2005 which are exercisable as follows:

Balance, December 31, 2004	Issued	Exercised	Expired	Balance, March 31, 2005	Exercise price	Expiry
1,757,400				1,757,400	$0.25	May 14, 2005
4,133,330				4,133,330	$0.30 - 0.45	March 8, 2006
1,152,548				1,152,548	$0.35	July 16, 2005
6,906,858				6,906,858	$0.50	July 16, 2006
1,708,142				1,708,142	$0.50	July 28, 2006
15,658,278				15,658,278		

There were no warrants exercised in the first quarter of 2005.

3. Commitments and contingencies:

(a) Operating leases:

The Company is party to certain operating leases for office space and office equipment:

2005	29,620
2006	10,210
2007 and thereafter	-



REDCORP VENTURES LTD.

Interim report
for the three months ended
March 31, 2005

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying three month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiaries Redfern Resources Ltd. ("Redfern") and Redcorp Empreendimentos Mineiro Unipessoal Lda ("REM"), (collectively the "Company"), and related notes for the period ending March 31, 2005. As more fully discussed under the section entitled "*Critical Accounting Estimates and Changes in Accounting Policies*" the Company retroactively adopted new Asset Retirement Obligations policies, effective January 1, 2004. This is more fully discussed in note 2 of the Company's audited annual financial statements for the period ending December 31, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the Hawk gold project in north central British Columbia which is currently inactive. REM holdss the active Lagoa Salgada project in Portugal.

During the three months ended March 31, 2005 the Company did not complete any financing for additional working capital. Total net funds realized through issuance of share capital in the first three months of 2005 were $448 compared to $3,098,140 during the corresponding period in 2004.

Exploration activities conducted in the period consisted primarily of preparatory work at the Lagoa Salgada property consisting of re-processing of prior geophysical information, re-logging of core obtained from previous drilling and lithogeochemical sampling. This work will allow completion of a compilation of past results and a layout of further drilling activities planned for the second and third quarters of 2005. The Company also conducted some work to evaluate new project opportunities in Portugal and completed an application to acquire a second exploration contract area in central Portugal, subject to approval by the Portuguese government. At the Tulsequah Project, work was completed during the quarter to finalize a new resource estimate. This was reported on February 28, 2005. The Company has engaged Hatch Ltd. and AMEC Americas Ltd. engineering consulting firms to commence a feasibility update which, subsequent to the quarter, was curtailed. Expenditures were also incurred during the reporting period to participate in public meetings related to completion of an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization. A decision on that authorization is now anticipated in the second quarter.

Critical Accounting Estimates and Changes in Accounting Policies

Effective January 1, 2004 the Company retroactively adopted the new Asset Retirement Obligations (ARO) policy of the Canadian Institute of Chartered Accountants. This change was instituted in January 2005 and required restating of the 2004 interim financial statements referenced in this report. This policy requires the recording of the fair value of the liability for asset retirement obligations (eg. mine site closure and reclamation costs) and capitalization of asset retirement costs as part of the asset's carrying value. As all of the identified obligations are attendant to the Tulsequah Chief project, capitalization of ARO added an additional $540,072 to the recorded capital value of the property. The Company's estimates of asset retirement obligations are subject to change in response to changes in regulatory requirements, the extent of required reclamation and changes in methodology or estimated costs to complete the proposed reclamation.

Based on the most recent resource estimates and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded at this time. The Tulsequah project has a capitalized value of $3,715,072 and this is under review.

Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company uses the fair-value method to record stock-based compensation, details of which are disclosed in note 2 of the accompanying notes to the interim financial statements. The stock-based compensation expense recorded in the three months ending March 31, 2005 was nil compared to $28,279 in the corresponding period of 2004.

Results of Operations

During the three months ended March 31, 2005 the Company's total expenditures were $477,628 as compared to $311,050 in the same period of 2004. This increase principally reflects the increased exploration expenditures related to preparatory work at Lagoa Salgada, and increased costs for audit and legal fees associated with changes in accounting procedures and regulatory reporting requirements in 2005. Administration and overhead expenses in the three months ending March 31, 2005 were $252,890 compared to $173,210 in the corresponding period of 2004. The higher costs in 2005 are related principally to increased expenditures for fees for legal and audit, insurance, amortization of leased vehicles (Portugal) and increased costs for purchase and upgrading of office computing supplies and software.

Income from interest, and revenue from investment interests in oil and gas properties during the first three months of 2005 was $18,145 (2004 - $24,487). The reduced revenue relates to reduced income from Oil and Gas revenue reflecting the Company's share of operating expenses incurred to maintain the producing well operations.

During the first three months of 2005 Redfern did not sell any of its long-term investment securities held in EuroZinc Mining Corporation ("EuroZinc"). As of March 31, 2005 Redfern continues to hold a total of 330,926 EuroZinc shares.

Exploration activities were split between finalizing the resource model for Redfern's Tulsequah project and subsequent feasibility update costs and also completing compilation work on REM's Lagoa Salgada project prior to start of exploration operations planned for the second quarter of this year. In addition, Redfern incurred monitoring and consulting engineering expenses for ongoing remediation activity at the Tulsequah project in preparation for further remediation work at the site, planned to commence in April.

During the first three months of 2005 the Company recorded a net loss of $459,483 compared to a loss of $286,563 in the corresponding period of 2004. Consolidated working capital at the end of the period stands at $1,949,571 compared with $2,409,827 as of December 31, 2004.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first three months of 2005 and none in 2004. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $39,830 through to early 2006.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended March 31, 2005 (unaudited):

Quarter ended	Jun 30, 2004 (re-stated)	Sep 30, 2004 (re-stated)	Dec 31, 2004	Mar 31, 2005
Net revenue (Note 1)	$32,165	$33,227	$41,460	$18,145
Net earnings (loss) (Note 3)	$(2,571,320)	$(2,904,301)	$(918,194)	$(459,483)
Net earnings (loss) per share (Note 3)	$(0.04)	$(0.05)	$(0.01)	$(0.01)

Quarter ended	Jun 30, 2003 (re-stated)	Sep 30, 2003 (re-stated)	Dec 31, 2003 (re-stated)	Mar 31, 2004 (re-stated)
Net revenue (Note 1)	$36,976	$33,699	$14,811	$24,487
Net earnings (loss) (Note 3)	$(339,352)	$(1,178,983)	$(669,001)	$(286,563)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.03)	$(0.01)	$(0.01)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Seasonal exploration expenditures are greatest in the third quarter of each year reflecting the increased activity during the summer months for the Company's mineral properties located in northern British Columbia. Expenditures were increased in 2005 and 2004 relative to 2003 in response to the improvement in metal prices and project economic outlook due to increases in global market demand. In addition, the receipt by Redfern of a Project Approval Certificate for the Tulsequah project led to a re-activation of that project and increased levels of exploration expenditures. It is anticipated that this trend will continue through 2005, although at reduced expenditure levels due to the reduction in planned exploration expenditures at Tulsequah, pending the outcome of the feasibility update studies in progress and determination of the project program for the remainder of 2005. Income is relatively constant, reflecting the steady contribution of oil and gas income and variations in interest income reflecting the cash account balances. The Company has fully written down the oil and gas assets and no depletion expense is currently recorded.

Liquidity and Capital Resources

In the three months ended March 31, 2005 the Company did not issue any share capital for cash. Further financing may be required to fund exploration programs and commitments at the Company's principal properties. The Company has no long term debt.

No shares of EuroZinc were sold in 2004 or in the first three months of 2005 and Redfern retained a total of 330,926 shares of EuroZinc as of March 31, 2005. The cash resources of the Company have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $1,431,568 remained in cash and cash equivalents at March 31, 2005 (March 31, 2004 - $3,369,373).

The Company has filed qualifying expenses in its 2004 tax return which are eligible for a tax credit of $380,000 under the British Columbia Mineral Exploration tax credit program. Under that program the tax credit is issued as a cash payment as the Company has no net taxes payable for 2004.

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003. Additional remediation expenses of $292,790 were incurred in 2004, which after deduction of $137,843 for the top-up requirement, qualify for a withdrawal of $154,946 from the account. This amount has been recorded in accounts receivable for the three months ended March 31, 2005. Redfern anticipates that further remediation expenditures totalling approximately $300,000 will be incurred in 2005. It is anticipated that further withdrawals will be made from the remediation account to recover a significant portion of these costs.

At the Lagoa Salgada property in Portugal the Company is obligated to complete expenditures of €750,000 over the initial two-year contract period plus an additional €50,000 in cash payments to government. An initial cash payment of €25,000 was made in December 2004 to fulfill the first year instalment of this obligation.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first three months of 2005 no property acquisitions were made. REM has made application to the government of Portugal to acquire a new exploration contract area in north-central Portugal covering historic and recent gold occurrences. Acquisition of this contract area is awaiting approval notice from the Portuguese authorities. This process is not dependent on any specific procedural timeline and REM anticipates that final notice may not be received until the fall of 2005.

Due to default of the terms of the agreement, Redcorp has notified Softrock Minerals Ltd. that it has terminated the joint venture agreement on the Hawk property in north-central BC. Redcorp will seek a new partner to advance the project.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds raised through recently completed share issuances should be sufficient to complete the current year's programs and provide working capital into 2005. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.